Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Northgate Minerals Corporation Announces Friendly Proposal to Acquire
    Perseverance Corporation Limited to Create Leading Mid-tier Gold
    Producer

    US$257 Million Transaction Adds Approximately 200,000 Ounces of
    Annual Production through Two Australian Mines with Significant
    Exploration Upside

    Notice:
    Conference Call and Webcast on Monday, October 29 at 10:00 am ET
    Dial in: +1 416-644-3416 or 1-800-733-7571

    VANCOUVER, Oct. 28 /CNW/ - Northgate Minerals Corporation (TSX: NGX,
AMEX: NXG) ("Northgate") and Perseverance Corporation Limited (ASX: PSV)
("Perseverance") are pleased to announce that they have signed a Merger
Implementation Agreement ("MIA") pursuant to which Northgate would acquire all outstanding securities and debt of Perseverance for cash consideration (the
"Transaction").
    The Transaction will create a multi-mine gold producer with over 430,000 ounces of estimated production in 2008 and significant free cash flow.
Northgate's offer capitalises Perseverance at an Enterprise Value of approximately US$257 million (A$282 million).

    <<
                       TRANSACTION HIGHLIGHTS
    >>

    Northgate and Perseverance have today entered into a definitive MIA that provides for the acquisition by Northgate of Perseverance. The Transaction will be implemented via schemes of arrangement between Perseverance and its shareholders and warrant holders (referred to in Australia as optionholders), respectively (the "Schemes"), and a resolution of holders of convertible subordinated notes to approve the early redemption of the notes. Under the
Schemes, a wholly owned subsidiary of Northgate will acquire all of the outstanding fully paid ordinary shares in Perseverance and the company's warrants (referred to in Australia as options) will be cancelled. In addition, under the resolution of holders of convertible subordinated notes, the convertible subordinated notes will be cancelled. The Transaction is subject to certain conditions, including the approval of securityholders.

    <<
    Under Northgate's offer, Perseverance securityholders will receive:

    -  A$0.20 cash per ordinary share;
    -  A$0.08 cash for each of the Perseverance warrants issued as part of the recent A$26.5 million placement; and,
    -  A$100,000 (face value) plus any accrued interest per
       convertible subordinated note.

    The Northgate offer of A$0.20 per share provides substantial value to
Perseverance shareholders and represents:

    -  a 37.9% premium to the Perseverance closing share price on
       October 26, 2007 of A$0.145; and,
    -  a 37.1% premium to the one month volume weighted average price of A$0.146.
    >>

    Northgate has also agreed to acquire all of Perseverance's existing debt from a major financial institution in Australia (the "Bank") amounting to
US$30.6 million (A$33.5million) and is extending an additional bridging facility of up to US$22.8 million (A$25.0 million). Northgate has also agreed to acquire the Bank's exposure of approximately US$43.8 million (A$48.0 million) to Perseverance's gold hedges and subsequent to the close of the
Transaction, Northgate will close out this hedge position.
    Under the terms of the debt assumption and loan agreements, all debt held by Northgate will be in a first secured position and interest on the bridge financing will be deferred up to the date of successful conclusion of the
Transaction or termination of the MIA.
    The additional bridging facility eliminates any short-term requirement for Perseverance to raise further equity capital.
    In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the Bank debt and bridging facility will become immediately repayable in full and
Perseverance will be required to immediately close out the gold hedges.
    In the event that the Transaction does not close for any other reason,
Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining Bank debt and the gold hedges will remain in place and subject to their current terms (although the Bank debt will be owned by
Northgate, and Northgate will become the counterparty to the gold hedges).
    Perseverance Directors have unanimously determined that the Transaction is in the best interests of securityholders and unanimously recommend that all
Perseverance shareholders and warrant holders vote in favour of the Schemes and that convertible subordinated noteholders approve the early redemption of the notes in the absence of a superior proposal.
    All Perseverance Directors intend to vote all Perseverance securities held or controlled by them at the time of the Scheme meetings in favour of the
Schemes, in the absence of a superior proposal.
    "We believe Northgate's offer takes into account the current status and value of the existing operations and strong exploration potential at
Perseverance," John Quinn, Chairman of Perseverance, said.
    "In addition to providing our shareholders with an attractive premium, I expect that the operational expertise and financial resources of Northgate should allow the assets to prosper going forward.
    "Northgate has a plan to contribute the capital to fund the required development of Fosterville's underground infrastructure and to reinvigorate exploration on the Company's extensive tenements.
    "The Northgate management team has a proven track record as strong operators and their team will provide the guidance necessary following the previously announced departure of Mark Mitchell, Perseverance's Executive
General Manager," he said.

    Transaction Rationale - Perseverance

    Mr Quinn said that in order to extract full value from the assets and to re-structure the Company's existing financing facilities and hedge commitments, substantial additional capital would have been required by the
Company.
    He said that Perseverance Directors were mindful that such additional capital would, most probably, have necessitated a further large and dilutive equity raising.
    "Having reviewed a comprehensive range of alternative options available to the Company, our Directors have formed the view that the Transaction is the most attractive alternative available, because it provides Perseverance shareholders with certainty of return at a substantial premium to the recent trading range for its shares."
    Mr Quinn said the Transaction, underwritten by the strength of
Northgate's balance sheet, should allow the full realisation of the potential of the mining assets and provide stability and assuredness to employees and other stakeholders including the communities around the operations of the
Company.

    Transaction Rationale - Northgate

    The Transaction will create a leading, mid-tier gold producer with three producing gold mines in politically favourable mining jurisdictions. Northgate has the management expertise and financial capability to efficiently fund current development projects, accelerate mine improvements at Perseverance and capitalize on other growth opportunities.

    <<
    -  Estimated production for 2008 of approximately 434,000 ounces of gold and 71 million pounds of copper.
    -  2.3 million ounces of proven and probable gold reserves,
       2.0 million ounces of measured and indicated resources and
       2.8 million ounces of inferred resources based on the latest publicly available figures of both Northgate and Perseverance.
    -  Proven and probable copper reserves of 250 million pounds.
    -  Average net cash cost of production of approximately US$184 per ounce during 2008 based on a copper price of US$2.95 per pound. Post Transaction, this would place Northgate in the lower quartile of world gold producers.
    -  Net cash after this Transaction of US$105 million and
       continued strong cash flow of the combined entity will provide maximum financial flexibility.

    The Transaction provides the following anticipated benefits to Northgate shareholders:

    -  The proposed business combination will create a leading multi-
       mine, mid-tier gold producer with strong cash flow, proven operating expertise, large resource base and exciting growth prospects.
    -  Northgate's solid balance sheet, substantial free cash flow and management strength will support the accelerated mine
       development at Fosterville and enhanced exploration programs at both Stawell and Fosterville.
    -  The Transaction will create a combined entity with three operating mines, over 430,000 ounces of gold production in
       2008, a variety of near term organic growth opportunities and the financial capability to bring these opportunities into production.
    -  The establishment of a new, core mining district in Australia with roughly 7,700 km(2) of exploration area located in the prolific Victorian gold belt, with further potential
       acquisition opportunities.
    -  The diversification of Northgate's operating mines in multi-
       jurisdiction, mining-friendly countries.
    >>

    "Our stated corporate development goal has been the acquisition of a
50,000 - 200,000 ounce producer in a politically stable jurisdiction with exploration potential and the opportunity for Northgate management to secure additional value through our track record as strong operators," Ken Stowe,
President and CEO of Northgate, said.
    "With this acquisition of Perseverance, we will add two attractive assets in Australia, which allow us to meet that goal.
    "This acquisition will add over 200,000 ounces of production in 2008 in the prolific Victorian gold belt in Australia with over 7,700km(2) of exploration area."
    The assets are both fully permitted and are currently operating with excellent infrastructure near developed towns.
    "The addition of Northgate's management team to supplement the existing operating team at Perseverance's two mine sites and the support of our balance sheet will allow us to accelerate the mines' development plans to increase production and reduce costs. We also intend to expand the existing exploration programs to identify additional reserves and extend the life at both camps."

    Implementation of the Transaction

    The Transaction will be effected through separate schemes of arrangement between Perseverance and holders of shares and warrants, respectively, and a resolution by holders of convertible subordinated notes to amend the terms and conditions of the notes to provide for early redemption.
    An Explanatory Memorandum setting out the terms and rationale for the
Transaction, Independent Expert's Reports, and the reasons for the Directors'
recommendations are expected to be circulated to Perseverance shareholders and warrant holders in mid-December 2007.
    Meetings of Perseverance shareholders and warrant holders to approve the
Schemes are expected to be held in mid-January 2008 with Transaction completion anticipated in early February 2008. The meeting of noteholders to consider the noteholders' resolution is expected to occur in December 2007.
    The above timetable is indicative only, and Northgate and Perseverance reserve the right to vary any or all of the relevant dates.
    The Transaction is subject to regulatory, Court and Perseverance securityholder approvals, together with other conditions.
    The relevant approval thresholds are as follows:

    <<
    -  In relation to the Schemes of Arrangement: at least 75% by number of the securities voted and at least 50% by number of the securityholders who voted, in each case in person or by proxy;
    -  In relation to the convertible subordinated notes: at least
       75% by number of the notes.
    >>

    The MIA between Perseverance and Northgate contains exclusivity obligations on the part of Perseverance, subject to customary "fiduciary out"
provisions. Perseverance has agreed to pay Northgate a break fee of A$2.5 million, if the Transaction does not proceed in certain circumstances.
    Annexure A contains further details regarding the terms of the MIA.

    Advisors

    Northgate's financial advisor is UBS and its legal advisors are Allens
Arthur Robinson in Australia and Fasken Martineau in Canada.
    Perseverance's financial adviser is ANZ Mergers & Acquisitions and its legal adviser is Clayton Utz.

    CONFERENCE CALL AND WEBCAST

    You are invited to participate in Northgate Minerals Corporation's live conference call and webcast to discuss the acquisition of Perseverance
Corporation Limited. The call and webcast will take place on Monday, October
29, 2007 at 10:00 am ET.

    Conference Call:
    Please call +1 416-644-3416 or toll free in North America at
1-800-733-7571.

    Webcast:
    The webcast package, including the webcast link and presentation, will be available on the morning of October 29 and posted on Northgate's website at
www.northgateminerals.com under the section entitled "Offer for Perseverance", located on the homepage. You may also access the webcast at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2068660

    Replay:
    A replay of this event will be available beginning on October 29 at 1:00 pm ET until November 12 at 11:59 pm ET.

    <<
    Replay Access No.     +1 416-640-1917 or 1-877-289-8525
    Passcode:             212 519 20 followed by the number sign
    >>

    ABOUT NORTHGATE

    Northgate Minerals Corporation is a Canadian gold and copper mining company with its principal assets being the Kemess South mine in north-central
British Columbia and the Young-Davidson property in northern Ontario.
Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.
    Northgate is widely recognized as one of the finest operators in the global mining business, having transformed Kemess into one of the most efficient open pit mines in the world over the past seven years. In 2006, exceptional operating performance at Kemess, combined with a strong metal price environment, produced record earnings of US$107 million and record cash flow of almost US$147 million. As Northgate moves forward into 2008 and beyond, the culture of operational excellence that exists within Northgate will provide a solid foundation for growth in pursuit of the Corporation's vision of becoming an even larger, multi-mine gold producer.

    ABOUT PERSEVERANCE

    Perseverance Corporation Limited is an Australian based gold producer and explorer. The company owns and operates gold mines at Fosterville and Stawell in Victoria, Australia and has extensive exploration tenements covering over
7,700km(2) along major trends within the world-class Victorian goldfields.
Gold production at the Company's two mines in the year ended June 30, 2007 aggregated 189,000 ounces.

    NOTE TO SECURITY HOLDERS:
    This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.
    Subject to the terms and conditions set forth in the Merger
Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders . Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

    FORWARD-LOOKING STATEMENTS:
    This news release contains certain "forward-looking statements" and
"forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Perseverance and Northgate prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Northgate or Perseverance, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations' ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits;
dilution; competition; loss of key employees; additional funding requirements;
and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information
Form for the year ended December 31, 2006 or under the heading "Risks and
Uncertainties" in Northgate's 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
    Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Northgate.
technical reports are available under the profile of Northgate at
www.sedar.com. These technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.
    This news release uses the terms "measured", "indicated" and "inferred"
resources as defined in accordance with National Instrument 43-101 and Joint
Ore Reserves Committee (JORC) Code - Standards of Disclosure for Mineral
Projects. United States readers are advised that while these terms are recognized and required by Canadian and Australasian securities laws, respectively, the SEC does not recognize them. There are no significant differences between reserves and resources as defined in accordance with
National Instrument 43-101 and the JORC Code. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
    Scientific and technical information contained herein in respect of
Northgate's mineral projects is under the control of Northgate's geological staff that includes a number of individuals, who are qualified persons as defined under National Instrument 43-101. Reference to scientific and technical information contained herein in respect of Northgate's mineral projects does not include the Kemess North project. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate's Exploration Manager.
    Northgate has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings and adjusted net earnings per share to supplement its financial statements, which are presented in accordance with Canadian
GAAP. Non-GAAP measures do not have any standardized meaning prescribed under
Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.
    Northgate has included cost per ounce information data because it understands that certain investors use this information to determine
Northgate's ability to generate earnings and cash flow for use in investing and other activities. Northgate believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, Northgate has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard. For the purposes of co-product cash cost calculation purposes, Northgate assumes that operating costs are attributable to gold and copper on a 70/30 split. The attributable costs will vary from time to time and would be influenced by a number of factors including current market terms for treatment and refining costs and customer mix. Cost of sales under Canadian GAAP and cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.
    Northgate uses the financial measures "adjusted net earnings" and
"adjusted net earnings per share" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or net earnings per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings and adjusted net earnings per share are calculated as net earnings excluding (a) stock based compensation, (b) foreign exchange loss (gain), (c) future income tax expense on the translation of foreign currency inter corporate debt, (d) unrealized losses on derivatives,
(e) impairment losses, (f) non-production costs during business interruption and (g) debt repayment expense. The terms "adjusted net earnings" and
"adjusted net earnings per share" do not have a standardized meaning prescribed by Canadian GAAP, and therefore Northgate's definitions are unlikely to be comparable to similar measures presented by other companies.
Northgate's management believes that the presentation of adjusted net earnings and adjusted net earnings per share provide useful information to investors because they exclude non-cash charges and are a better indication of
Northgate's profitability from operations. The items excluded from the computation of adjusted net earnings and adjusted net earnings per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that Northgate does not consider to be meaningful in evaluating
Northgate's past financial performance or the future prospects and may hinder a comparison of its period to period profitability.
    For further information about Northgate, please visit
www.northgateminerals.com. For further information about Perseverance, please visit www.perseverance.com.au.

    ANNEXURE A

    Summary of Key Terms of the Merger Implementation Agreement

    Northgate and Perseverance have entered into an MIA dated 28 October 2007 setting out the terms and conditions of each party's obligations in connection with the implementation of the Transaction. The parties, and their relevant subsidiaries, have also entered into related agreements with Australia and New
Zealand Banking Group Limited ("ANZ") ("the Financing Agreements") in relation to the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.
    A summary of the structure of the Transaction, and an outline of the key terms and conditions of the MIA and the Financing Agreements, are set out
below. Relevant defined terms are set out at the end of the summary of the
MIA.

    Structure of Transaction
    ------------------------

    The Transaction will involve:

    <<
    -  a scheme of arrangement between Perseverance and holders of ordinary shares, under which a wholly owned subsidiary of
       Northgate will acquire all the ordinary shares for
       consideration of A$0.20 per share ("the Share Scheme");

    -  a scheme of arrangement between Perseverance and holders of the 176,716,000 options (referred to in Canada as warrants), each to subscribe for one ordinary share, with an expiry date of 31 August 2009 ("the Options"), under which the Options will be cancelled for consideration of A$0.08 per Option ("the
       Option Scheme");

    -  a resolution by holders of convertible subordinated notes
       ("the Notes") to amend the conditions applying to the Notes to provide for the early redemption of the Notes on the
       implementation date of the Share Scheme ("the Noteholders'
       Resolution"); and

    -  the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.

    Merger Implementation Agreement
    -------------------------------

    Conditions Precedent

    The Share Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

    -  Regulatory Approvals: before 8.00am on the Second Court Date:

       -  (Commonwealth Treasurer) the Treasurer of the Commonwealth
          of Australia advises Northgate that there is no objection
          under the Australian Federal Government's foreign
          investment policy or under the Foreign Acquisition and
          Takeovers Act 1975 of Australia to the acquisition by
          Northgate of Shares and other securities of Perseverance,
          as contemplated by the MIA; and

       -  (other approvals) all other approvals, consents,
          modifications or waivers of a governmental agency which are necessary to implement the Schemes are obtained;

    -  Shareholder Approval: before 8.00am on the Second Court Date, the Share Scheme is approved by the requisite majorities of
       Shareholders;

    -  Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Share Scheme is in effect as at
       8.00am on the Second Court Date;

    -  Independent Expert: before the date on which the Scheme
       Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders;

    -  Perseverance Regulated Events: no Perseverance Regulated Event
       occurs between the date of this Agreement and 8.00am on the
       Second Court Date;

    -  Perseverance Material Adverse Change: no Perseverance Material
       Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Northgate between the date of this Agreement and 8.00am on the Second Court Date;

    -  Perseverance Representations and Warranties: the
       representations and warranties of Perseverance contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

    -  Northgate Representations and Warranties: the representations and warranties of Northgate contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

    -  Approval of Noteholders' Resolution: before 8.00am on the
       Second Court Date, the Noteholders' Resolution has been
       approved by Noteholders and that approval has not been revoked or affected by any subsequent resolution of Noteholders; and

    -  Executive Option Cancellation Deeds: no later than 5:00pm on the day which is 2 Business Days before the date of the Scheme
       Meetings, all Perseverance executives and other persons
       holding options (ie rights to acquire or subscribe for
       Perseverance shares that do not constitute Options) have
       executed legally binding cancellation deeds in relation to those options.

    The Option Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

    -  Optionholder Approval: before 8.00am on the Second Court Date, the Option Scheme is approved by the requisite majorities of
       Optionholders;

    -  Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Option Scheme is in effect as at
       8.00am on the Second Court Date;

    -  Independent Expert: before the date on which the Scheme
       Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Option Scheme is in the best interests of Optionholders; and

    -  Satisfaction of Share Scheme Conditions Precedent: before
       8.00am on the Second Court Date, each of the conditions
       precedent to the Share Scheme has been satisfied.

    The Noteholders' Resolution will not become effective unless:

    -  Noteholder Approval: it is approved by the requisite
       majorities of Noteholders; and

    -  Share Scheme is effective: the Share Scheme becomes effective.

    Each party must use their best endeavours to satisfy the conditions precedent.

    Termination

    Either party may terminate at any time prior to the commencement of the
Court hearing on the Second Court Date for any one of the following reasons:

    -  the other party is in material breach of any clause of the
       MIA, taken in the context of the Transaction as a whole, the non-defaulting party has given notice to the other party and the material breach has continued to exist for five business days (or any shorter period ending immediately prior to the commencement of the court hearing on the Second Court Date)
       from the time such notice is given;

    -  any Perseverance Director makes a public statement changing or withdrawing their recommendation of the Schemes or
       Noteholders' Resolution;

    -  the Independent Expert, having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason;

    -  if the Court refuses to make any order convening the Share
       Scheme meeting and a party obtains an opinion from Queen's
       Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

    -  if a court or other governmental agency has issued a final and non appealable order, decree or ruling or taken other action which permanently restrains or prohibits any Scheme or the
       Noteholders' Resolution;

    -  if the conditions precedent are not met; or

    -  if the Schemes have not become effective on or before the End
       Date.

    -  In addition, the MIA will terminate automatically, without the action of any party, in the event that:

    -  the Share Scheme is not approved by the requisite majorities of Shareholders; or

    -  the Noteholders' Resolution is not approved by the requisite majorities of Noteholders, and Northgate has not waived the condition precedent requiring approval of the Noteholders'
       Resolution within five Business Days.

    Exclusivity

    The MIA contains the following no-shop, no-talk and no due diligence restrictions.
    Under the no-shop restrictions in the MIA, during the Exclusivity Period,
Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, directly or indirectly solicits, invites, facilitates or encourages, or communicates any intention to do any of these things, with a view to obtaining any offer or proposal from any person in relation to a Competing Proposal.
    Under the no-talk restrictions in the MIA, during the Exclusivity Period,
Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a
Competing Proposal, even if:

    -  that person's Competing Proposal was not directly or
       indirectly solicited, initiated, facilitated or encouraged by
       Perseverance or any of its representatives; or

    -  that person has publicly announced their Competing Proposal.

    The parties have also agreed to a no due diligence restriction, whereby during the Exclusivity Period, Perseverance must not, without Northgate's prior written consent:

    -  solicit, invite, facilitate or encourage any party to
       undertake due diligence investigations on it or any of its related bodies corporate; or

    -  make available to any person or permit any such person to receive any non-public information relating to it or any of its related bodies corporate in connection with such person formulating, developing or finalizing, or assisting in the formulation, development or finalization of, a Competing
       Proposal.

    In addition, during the Exclusivity Period, Perseverance must immediately notify Northgate if it is approached by any person to engage in activity that would breach the no-talk or no due diligence restrictions. Under the MIA,
Northgate has a period of five Business Days in which to amend the Transaction to match or better any Superior Proposal received by Perseverance.
    The no-talk and no due diligence restrictions and the requirement to notify Northgate above do not apply to the extent that they restrict
Perseverance or its Board from taking any action in respect of a bona fide
Competing Proposal which was not encouraged, solicited or initiated by
Perseverance, or to the extent that they require Perseverance to provide notification to Northgate, provided that Perseverance's Board has determined, in good faith and acting reasonably, that:

    -  the Competing Proposal is a Superior Proposal; or

    -  failing to respond in the manner contemplated to that
       Competing Proposal or providing notification to Northgate
       would likely cause Perseverance's directors to breach their fiduciary duty or other legal duties, after receiving written advice to that effect from their external lawyers.

    Perseverance must immediately notify Northgate if it relies on this exception.

    Break Fees

    Perseverance has agreed to pay Northgate A$2.5 million (exclusive of GST)
in any of the following circumstances:

    -  there is a material breach by Perseverance of its obligations under the MIA;

    -  a Perseverance Regulated Event occurs between the date of the
       MIA and 8.00am on the Second Court Date;

    -  a Perseverance Material Adverse Change occurs or otherwise becomes known to Northgate between the date of the MIA and
       8.00am on the Second Court Date);

    -  the Independent Expert:

       -  gives a report to Perseverance that in its opinion the
          Shares Scheme is not in the best interests of Shareholders;
          or

       -  having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason; or

    -  at any time before the end of the Scheme Meeting, the
       Perseverance Board makes a public statement changing or
       withdrawing their support or recommendation of the Schemes or the Noteholders' Resolution or recommends a Competing
       Proposal.

    In addition, no amount is payable by Perseverance to Northgate if
Shareholders fail to pass, by the requisite majorities, the resolution to approve the Share Scheme, or the condition precedent relating to approval of the Noteholders' Resolution is not satisfied, in circumstances where the
Perseverance Board has not made a public statement changing or withdrawing their support or recommendation of the Schemes and Noteholders' Resolution, and has not recommended a Competing Proposal.

    Key Definitions

    Competing Proposal means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person (other than
Northgate or a related body corporate of Northgate) would:

    (a)  directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

         (i)   more than 50% of the Shares; or

         (ii)  the whole or a substantial part or a material part of the business or property of Perseverance or the
               Perseverance Group;

    (b)  acquire control of Perseverance, within the meaning of section 50AA of the Corporations Act; or

    (c)  otherwise acquire or merge with Perseverance (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

    End Date means 31 March 2008, or such later date as Northgate and
Perseverance may agree in writing.

    Exclusivity Period means the period commencing on the date of this
Agreement and ending on the earlier of:

    (a)  the termination of the MIA in accordance with its terms;

    (b)  the Implementation Date; and

    (c)  the End Date.

    Perseverance Material Adverse Change means an event, occurrence or matter other than:

    (a)  that required to be done or procured by Perseverance
         pursuant to the MIA, the Schemes or an executive option
         cancellation deed;

    (b)  as fairly disclosed in an announcement to the ASX prior to the date of the MIA or as fairly disclosed by Perseverance to Northgate in writing prior to the date of the MIA
         (provided that disclosure of the risk or possibility of an event, occurrence or matter happening shall not be a
         disclosure of an actual event, occurrence or matter
         happening);

    (c)  an actual event, occurrence or matter which is known to
         Northgate prior to the date of the Agreement (which does not include knowledge of the risk or possibility of an event,
         occurrence or matter happening);

    (d)  those arising from changes in general economic or business conditions in Australia including changes in rates of
         corporate taxation and interest rates; or

    (e)  any other event, occurrence or matter which the parties agree in writing shall be excluded from this definition,
         which individually will, or is reasonably likely to, or when aggregated with all such events, occurrences or matters
         will, or is reasonably likely to:

    (f)  diminish the value of the consolidated net assets of the
         Perseverance Group by A$5 million or more;

    (g)  diminish the consolidated net profit after tax of the
         Perseverance Group in any financial year by A$2 million or more, excluding any costs and expenses incurred in
         connection with the Schemes; or

    (h)  have a material adverse effect on the ability of
         Perseverance to perform its obligations under the MIA.

    Perseverance Regulated Event means the occurrence of any of the following:

    (a)  Perseverance converts all or any of its shares into a larger or smaller number of shares;

    (b)  Perseverance resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or
         indirectly any of its shares;

    (c)  Perseverance or any related body corporate of Perseverance:

         (i)   enters into a buy-back agreement; or

         (ii)  resolves to approve the terms of a buy-back agreement under the Corporations Act;

    (d)  Perseverance or any related body corporate of Perseverance pays any amount to an employee or officer of the
         Perseverance Group in connection with the termination of
         their employment, or their ceasing to act as an officer of
         Perseverance or a related body corporate, other than
         pursuant to an agreement in force prior to 5 October 2007;

    (e)  Perseverance declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any
         capital to its members;

    (f)  Perseverance or any related body corporate of Perseverance:

         (i)   issues or agrees to issue shares or instruments
               convertible into shares (each a Perseverance Security)
               to a person outside of the Perseverance Group; or

         (ii)  grants or agrees to grant an option (including any
               performance right or right to have shares transferred)
               over or in respect of Perseverance Securities to a
               person outside of the Perseverance Group, other than
               an issue of Shares pursuant to the exercise of an
               Option or an executive option or the conversion of a
               Note.

    (g)  Perseverance makes a material change or amendment to its constitution;

    (h)  Perseverance or any related body corporate of Perseverance creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

    (i)  Perseverance resolves that it be wound up;

    (j)  a court makes an order for the winding up of Perseverance or of any related body corporate of Perseverance;

    (k)  a liquidator, provisional liquidator or administrator of
         Perseverance or of any related body corporate of
         Perseverance is appointed;

    (l)  a receiver or a receiver and manager is appointed in
         relation to the whole, or a substantial part, of the
         property of Perseverance or of any related body corporate of
         Perseverance;

    (m)  after the date of announcement of the MIA:

         (i)   Perseverance or any related body corporate of
               Perseverance acquires, offers to acquire or agrees to
               acquire one or more companies, businesses or assets
               (or any interest in one or more companies, businesses
               or assets) for an amount in aggregate greater than
               A$500,000, or makes an announcement in relation to
               such an acquisition, offer or agreement;

         (ii)  Perseverance or any related body corporate of
               Perseverance leases or disposes of, offers to lease or
               dispose of or agrees to lease or dispose of one or
               more companies, businesses or assets (or any interest
               in one or more companies, businesses or assets) for an
               amount, or in respect of which the book value (as
               recorded in Perseverance's statement of financial
               position as at 30 June 2007) is, in aggregate greater
               than A$500,000, or making an announcement in relation
               to such a lease, disposition, offer or agreement;

         (iii) Perseverance or any related body corporate of
               Perseverance enters into, or offers to enter into or
               agrees to enter into, any agreement, joint venture or
               partnership involving a commitment of greater than 12
               months other than in the ordinary course of business
               or which would require expenditure, or the foregoing
               of revenue, by the Perseverance Group of an amount
               which is, in aggregate, more than A$500,000 or which
               would bring the aggregate new capital expenditure
               commitments of the Perseverance Group since the
               announcement date to more than A$500,000, or makes an
               announcement in relation to such an entry, offer or
               agreement;

         (iv)  Perseverance or any related body corporate of
               Perseverance makes any loans, advances or capital
               contributions to, or investments in, any other person,
               other than to or in Perseverance or any wholly owned
               related body corporate of Perseverance, or in the
               ordinary course of business; or

         (v)   Perseverance or any related body corporate of
               Perseverance incurs any indebtedness (other than under
               the Financing Agreements) or issuing any indebtedness
               or debt securities other than in the ordinary course
               of business, or the business of the Perseverance Group
               not otherwise being carried on in the ordinary course;

    (n)  Perseverance or any related body corporate of Perseverance executes a deed of company arrangement;

    (o)  Perseverance or any related body corporate of Perseverance
         (as applicable) authorizes, commits or agrees to take any of the actions referred to in any of the foregoing paragraphs, provided that a Perseverance Regulated Event will not
         include a matter:

    (p)  required to be done or procured by Perseverance pursuant to the MIA, the Schemes or an option cancellation deed;

    (q)  which Perseverance is permitted to do, or not to do, under the carve-out to its exclusivity obligations or which
         Perseverance is permitted to do, or not to do, in connection with any Competing Proposal once the exclusivity period
         ends;

    (r)  in relation to which Northgate has expressly consented in writing; or

    (s)  previously announced to ASX or fairly disclosed by
         Perseverance to Northgate in writing prior to the date of
         the MIA.

    Scheme Booklet means the explanatory memorandum prepared, or to be prepared, by Perseverance in respect of the Schemes and despatched to
Shareholders and Optionholders.

    Second Court Date means the first day on which the application made to the
Court for orders pursuant to section 411(4)(b) of the Corporations Act approving the Schemes is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

    Superior Proposal means a bona fide Competing Proposal which the
Perseverance Board reasonably believes, acting in good faith, and after having taken advice from its financial and legal advisers:

    (a)  is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

    (b)  would, if consummated in accordance with its terms and taking into account, among other things, all legal,
         financial, regulatory, timing and other aspects of such
         proposal and the person making such proposal, result in a
         transaction more favourable to the Shareholders from a
         financial point of view than the terms of the Share Scheme.

    Financing Agreements
    --------------------

    Under the Financing Agreements:

    -  Northgate will acquire all of Perseverance's existing bank debt from ANZ (amounting to US$30.6 million (A$33.5 million);

    -  Northgate will extend an additional bridging facility to
       Perseverance of up to US$22.8 million (A$25.0 million);

    -  Northgate and ANZ have entered into a put and call arrangement pursuant to which Northgate expects to acquire ANZ's exposure of approximately US$43.8 million (A$48.0 million) to
       Perseverance's gold hedges following completion of the
       Schemes;

    -  Northgate will obtain a first ranking security (subject to one immaterial exception) over all the assets and undertakings of
       Perseverance and certain of its subsidiaries, by way of the assignment of existing securities held by ANZ and the granting of new securities by Perseverance and certain of its
       subsidiaries over certain of their assets and undertakings;
    >>

    The bridging financing will attract interest at a rate of BBSY + 4.5% on drawn amounts, and a commitment fee of 4.5% on the facility amount. These amounts will only be payable following the successful completion of the
Transaction or termination of the MIA.
    In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the bank debt and bridging facility will become immediately repayable in full, and
Perseverance will be required to immediately close out the gold hedges.
    In the event that the Transaction does not close for any other reason,
Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining bank debt and the gold hedges will remain on foot and subject to their current terms (although the bank debt will be owned by
Northgate, and Northgate or its nominee will become the counterparty to the gold hedges).

    %CIK: 0000072931

    /For further information: Northgate Minerals Corporation, Ken Stowe,
President & CEO, (416) 216-2772; Keren Yun, Manager, Investor Relations, (416)
216-2781; Perseverance Corporation Limited, John Quinn, +61 (0) 412 381 081;
Brian Phillips, +61 (0) 402 298 022; Cannings Corporate Communications, Peter
Brookes, +61 2 8284 9966; Nigel Kassulke, + 61 2 8284 9905/
    (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 18:32e 28-OCT-07